SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

     On December 29, 2006, the registrant first issued, and began to publicly offer, shares of beneficial interest, no par value, of Wells Dow Jones Wilshire Global RESI Index Fund (the "Fund"), a new series of shares of registrant. Shares of the Fund are authorized to be issued in four separate classes -- Class A shares, Class C shares, Class I shares and Retirement Class shares. Shares of the Fund are freely redeemable and transferable. Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of the Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable to further calls or to assessment by the Fund without his express consent.

     Shares of the Fund have equal voting and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. Shareholders of all Classes of the Fund will vote together and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of shareholders of a particular Class. The Fund is not required to hold annual meetings of shareholders. In the event of liquidation of the Fund, the holders of shares of the Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.

     Each Class of shares of the Fund represents an interest in the same assets of the Fund, have the same rights and are identical in all material respects, except that (1) the Classes bear differing levels of sales loads and distribution fees; (2) Class I shares are available for purchase only by clients of certain financial intermediaries; (3) Retirement Class shares are available for purchase only by (a) clients of bank trust departments and (b) 401(k) plans and other qualified retirement plans, including Section 101 and 457 plans and 403(b) plans sponsored by section 501(c)(3) organizations, as well as certain non-qualified deferred compensation arrangements that operate in a similar manner to qualified plans; (4) certain Class specific expenses may be borne solely by the Class to which such expenses are attributable; and (5) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of any Fund into additional classes of shares at a future date.